Filed pursuant to Rule 253(g)(2)

File No. 024-11815

This Supplement No. 7, dated January 9, 2023 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated June 28, 2022, of Landa App 3, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain lease information for the following Series (the “Updated Series”):

•	Landa App 3 LLC - 6696 Mableton Parkway SE Mableton NY LLC

•	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC

LANDA APP 3 LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

The table below (the “Update Table”) updates the Master Series Tables found in the previously-filed Offering Circular of the Company and reflects the updated information set forth below regarding the series of the Company listed therein (collectively and individually the “Series”) and their underlying properties (the “Properties” and each a “Property”). The information in the Update Table supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here, as amended and supplemented; all other information in the Offering Circular is otherwise unchanged.

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
1.	Landa Series 1363 Hancock Street (5)(7)	open	06/28/2022	-	38,542	1,054,739.6	12,800	1,045	570	5%
2.	Landa Series 24 Ditmars Street (5)	open	06/28/2022	-	49,506	997,262.23	13,845	362	289	5%
3.	Landa Series 6696 Mableton Parkway SE (6)(7)	closed	06/28/2022	12/15/2022	100,000	505,527	4,029.75	332.99	188.27	8%
4.	Landa Series 996 Greenwood Avenue Northeast (6)(8) (9)	open	06/28/2022	-	17,136	435,622.82	6,967.19	1,968.76	1,187	8%
5.	Landa Series 368 Irwin Street Northeast (6)(7)	open	06/28/2022	-	64,465	771,615.11	10,746.25	1,073	212.33	8%
6.	Landa Series 132 Cornelia Street (5)(7)	open	06/28/2022	-	47,526	903,643.21	9,002.5	491	269.35	5%

(1) All 100,000 Shares of this Series have been subscribed for and the Company is in the process of closing on the Series' offering with the investors.

(2) Reflected as of up to two (2) business days prior to the date of this Form 1-U. Each Series is offering up to a maximum of 100,000 Shares

(3) The Monthly Rental Income amount reflects the monthly rental payment due under the applicable lease agreement for the Property.

(4) Taxes on this Property may be subject to review and adjustment on a semi-annual basis.

(5) The Monthly Management Fee payable by each Series is expected to equal five percent (5%) of the Gross Monthly Rent.

(6) The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.

(7) The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of December.

(8) This Property has one or more apartment units that are currently vacant.This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(9) The tenant occupying Unit 4 is in breach of his Lease Agreement for failure to pay rent. The Manager is currently working with the tenant to vacate the unit.This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.